Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 16, 2024 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on June 28, 2024, as the fifth tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Fifth Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees ($)	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
10/09/2024	5,250	426.7475	2,240,424.38	4,294	465.7058	1,999,740.71	1,812,837.19	9,544	424.6921	4,053,261.57
11/09/2024	5,600	423.2465	2,370,180.40	3,184	470.9721	1,499,575.17	1,357,941.83	8,784	424.4219	3,728,122.23
12/09/2024	5,300	425.9956	2,257,776.68	2,756	471.5088	1,299,478.25	1,179,628.04	8,056	426.6888	3,437,404.72
13/09/2024	5,200	425.7622	2,213,963.44	2,762	470.5532	1,299,667.94	1,172,879.65	7,962	425.3759	3,386,843.09
Total	21,350	425.4026	9,082,344.90	12,996	469.2569	6,098,462.06	5,523,286.71	34,346	425.2499	14,605,631.61

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Fifth Tranche till September 13, 2024, the total invested consideration has been:
•Euro 95,354,985.16 for No. 236,400 common shares purchased on the EXM
•USD 15,096,772.10 (Euro 13,648,012.15 *) for No. 31,837 common shares purchased on the NYSE.

As of September 13, 2024, the Company held in treasury No. 14,433,903 common shares equal to 5.62% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since the start of the multi-year share buyback program of approximately Euro 2 billion announced during the 2022 Capital Markets Day, on July 1, 2022, until September 13, 2024, the Company has purchased a total of 3,609,799 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 1,031,747,070.02.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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